FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 24, 2007

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___            No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1. Press release dated April 24, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: April 24, 2007                                                                By: /s/ Marc Beuls
Name: Marc Beuls
Title: President and Chief Executive Officer

By: /s/ David Sach
Name: David Sach
Title: Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.
FOR IMMEDIATE RELEASE
April 24, 2007

MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES RESULTS
FOR THE QUARTER ENDED MARCH 31, 2007

New York and Stockholm - April 24, 2007 - Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today announces results for the quarter ended March 31, 2007.

•	Subscriber increase for Q1 of 94%, bringing total subscribers to 16.5m*
•	86% increase in revenues for Q1 to $563m (Q1 06: $303m) *
•	74% increase in EBITDA for Q1 to $248m (Q1 06: $143m) *
•	Profit before taxes from continuing operations for Q1 of $129m (Q1 06: $77m) *
•	Profit before discontinued operations and minority interest for Q1 of $82m (Q1 06: $51m) *
•	Net Profit for Q1 of $345m (Q1 06: $33m) **
•	Basic earnings per common share for Q1 of $3.43 (Q1 06: $0.33) **

*   Excludes discontinued operations
** Includes gain on sale of Paktel Limited of $258m

Chief Executive Officer’s Review

Marc Beuls, Chief Executive comments: “In the first quarter Millicom continued to deliver the high levels of growth seen in 2006. First quarter revenues increased by 86%, from $303 million in Q1 2006 to $563 million in Q1 2007. EBITDA rose by 74% to $248m and the group margin was 44%.

“The strong subscriber intake continued with approximately 1.6 million subscribers added in the first quarter taking total subscribers to 16.5 million. Capex for the first quarter was $183 million and is in line with our stated target of spending $800 million for the year, given that capex has traditionally increased throughout the year. We have continued to invest in the networks in all our regions, with capacity added in Central America to handle the additional traffic from the move to per-second billing; with a step-up in the network build-out in Colombia; with significant investments in additional coverage throughout most African countries; and with the continued investment in Sri Lanka. The progress made in expanding the networks in the Democratic Republic of Congo and Sri Lanka enabled us to launch the “tigo” brand in these countries in January. Today DRC is our first market that is fully e-pin, and offers per second billing as well. We are starting to see the benefits of this offering and DRC had 194 thousand subscribers by the end of the first quarter which is encouraging.

“Central and South America continue to be the fastest growing regions being the first to launch “tigo” and being leaders in offering e-pin. Per second billing was launched in all three countries in Central America in late January, following the success of per second billing in Paraguay in 2006, and the first indications are encouraging. Revenues compared to the fourth quarter, which is typically a very strong quarter, were maintained in Central America. This is an encouraging sign for the rest of the year because traffic has increased roughly 25% in two months to compensate for the 25% effective tariff reduction as a result of the introduction of per second billing. This is similar to the price elasticity that we witnessed in Paraguay throughout 2006. From Q1 2006 to Q1 2007, Central America saw revenues increase 59% and EBITDA rise by 73%, with a 55% EBITDA margin.

“In South America, excluding Colombia which was acquired in Q4 2006, underlying quarterly revenue growth was 70% and EBITDA growth was 98%. Revenue growth in Paraguay was particularly strong at 83%, continuing the trend that started in early 2006 following the introduction of per second billing. Progress in Colombia has been encouraging with subscribers starting to rise and the EBITDA margin was higher than expected at 21%, up from 16% last quarter. It is expected that revenues will start to rise in Colombia in Q3 when the distribution and the visibility of “tigo” will have improved.

“In Africa, with revenues and EBITDA up by 55% and 30%, respectively, we are already seeing the beneficial effect of the launch of “tigo” and we believe that in the future our African businesses can achieve similar if not higher levels of growth than those in Latin America. In the fourth quarter of 2006, we removed a number of low revenue subscribers from the network in Tanzania which affected net subscriber intake for the fourth quarter but in 2007 subscriber growth has accelerated again. Encouragingly the EBITDA margin in Africa as a whole improved slightly from 36% in Q4 2006 to 37% in Q1 2007, reversing the recent quarterly downwards trend.

“In Asia, we introduced per-second billing in Cambodia in mid-January 2007. Revenues were surprisingly strong given the effective tariff reduction from the change to per-second billing, and were up 15% versus the fourth quarter of 2006. In Sri Lanka we are starting to see positive results following the launch of “tigo” in January. Revenues were up 42% versus the first quarter of 2006 reflecting the investments that have been made on the network in 2006 and early 2007. Overall, Asia reported a 22% growth in revenues, an 11% growth in EBIDTA and a margin of 41%. During the first quarter we completed the sale of Paktel for an enterprise value of $460 million and we recorded a net gain on the sale of the business of $258 million.

“The year started well for us and with per second billing, e-pin and increasing capex fuelling growth in most of our markets, we expect 2007 to be another record year.”

FINANCIAL SUMMARY FOR THE PERIOD TO MARCH 31, 2007 AND 2006

SUBSCRIBERS	Q1 2007	Q1 2006	Q on Q change
- Total(i) (iv)	16,515,478	8,492,069	94%
- Attributable(ii) (iv)	14,133,664	7,088,043	99%

REPORTED NUMBERS US$ ‘000	Q1 2007	Q1 2006	Q on Q change
Revenues(iv)	562,701	302,916	86%
EBITDA(iii) (iv)	248,077	142,935	74%
EBITDA margin	44%	47%
Net Profit for the period	345,200	33,407

(i)	Total subscriber figures represent the worldwide total number of subscribers of mobile systems in which Millicom has an ownership interest.
(ii)	Attributable subscribers are calculated as 100% of subscribers in Millicom’s subsidiary operations and Millicom’s percentage ownership of subscribers in each joint venture operation.
(iii)
EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs, general and administrative expenses from revenues and other operating income.

(iv)	Excludes discontinued operation

FINANCIAL AND OPERATING SUMMARY

•     Strong subscriber growth with total subscribers at 16.5 million, an increase of 94% compared to Q1 2006

•     1,570,033 net new total subscribers added in Q1 2007

•     Record revenues of $563 million in Q1 2007, up 86% vs. Q1 2006

•     Record EBITDA of $248 million in Q1 2007, up 74% vs. Q1 2006

•     Investments include capex of $183 million for the first quarter, more than double Q1 2006

•     Cash and cash equivalents of $993 million at end of Q1 2007

•     Cash upstreaming of $283 million in the first quarter

•     Net debt of $514 million with a Net Debt to extrapolated full year EBITDA ratio of 0.5 to 1 enabling significant continuing investment

•     Total mobile minutes increased by 96% for the three months ended March 31, 2007 from the same quarter in 2006 and prepaid minutes increased by 95% in the same period.

•     In January 2007 Millicom launched “tigo” in the Democratic Republic of Congo and in Sri Lanka.

•     In March 2007, Millicom launched “tigo” in Laos, completing the planned roll-out of the brand to 14 of its 16 markets

•     On February 13, 2007 Millicom finalised its exit from Pakistan with the completion of the sale of its 88.86% shareholding in Paktel Limited to China Mobile Communications Corporation with an implied enterprise value of US$460 million. Millicom recorded a net gain on sale of $258 million.

•     On March 15, 2007, the Board of Millicom approved a “Long Term Incentive Plan” (2007 LTIP) in order to incentivise and reward management for achieving a number of challenging targets.

REVIEW OF OPERATIONS

SUBSCRIBER GROWTH

In the first quarter of 2007 Millicom’s worldwide operations in Latin America, Africa and Asia added 1,570,033 net new total mobile subscribers.

At March 31, 2007, Millicom’s total mobile subscriber base increased by 94% to 16,515,478 subscribers from 8,492,069 as at March 31, 2006. Particularly significant year on year percentage increases were recorded in the Democratic Republic of Congo (240%), Ghana (114%), El Salvador (90%), Honduras (90%) and Guatemala (83%). The number of subscribers in Bolivia decreased from the fourth quarter as TDMA subscribers with low ARPUs are in the process of being churned off the network. Millicom’s attributable subscriber base increased to 14,133,664 as at March 31, 2007 from 7,088,043 as at March 31, 2006, an increase of 99%.

Prepaid subscribers accounted for 95% or 15,620,731 of the total mobile subscribers reported at the end of the first quarter.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2007

Total revenues for the three months ended March 31, 2007 were $562.7 million, an increase of 86% from the first quarter of 2006 excluding discontinued operations. The Central American operations produced a 59% increase in revenues from $156.6 million for the first quarter of 2006 to $249.5 million for the first quarter of 2007. This increase in revenues was achieved despite a 25% effective tariff reduction from the introduction of per-second billing in January 2007. This demonstrates the strong price elasticity in these markets.

The momentum in South America continued with underlying year on year organic revenue growth of 70% for the quarter, excluding Colombia. Millicom has benefited from the introduction of e-pin and per second billing, and the focus on value-added services, which have led to strong ARPUs, particularly in Paraguay. Including Colombia, which was consolidated in the fourth quarter of 2006, revenues for South America were $167.4 million, up 274% from the first quarter of 2006

Revenues for Africa in the first quarter were $103.2 million compared to $66.7 million in the first quarter of 2006, an increase of 55%. Millicom continues to deliver excellent revenue growth in Africa through increased capex to grow its networks. Excluding DRC and Chad, which are in the start up phase and therefore growing from a low base, the strongest market was again Ghana which grew by 141%. Revenue growth in Tanzania improved strongly from the previous quarter following the recent change in management. Senegal and Mauritius continued to grow well and good progress continues to be made in Chad and DRC.

Paktel was classified as a discontinued operation from the fourth quarter of 2006 and in the first quarter of 2007 the business was sold to China Mobile for $287 million in cash. The new combined Asian cluster comprising Cambodia, Laos and Sri Lanka grew by 22% year on year to $42.6 million, with Cambodia growing by 18% and Sri Lanka by 42% over the period. The growth in Cambodia was impacted by the introduction of per-second billing and the growth in Sri Lanka was driven by the significant capex in 2006 and early 2007.

EBITDA for the three months ended March 31, 2007 was $248.1 million, a 74% increase from the first quarter of 2006. Central America recorded growth in EBITDA of 73% from the first quarter of 2006 to $136.3 million and South America was up by 98% excluding Colombia for the similar period, and by 203% to $55.8 million including Colombia. EBITDA for Africa increased by 30% to $38.5 million. EBITDA for Asia was $17.4 million, an 11% increase from the first quarter of 2006.

The EBITDA margin in the first quarter of 2007 was 44% compared to 47% in Q1 2006. Excluding Colombia, the consolidated EBITDA margin would have been 49% in Q1 2007. Central and South America recorded EBITDA margins of 55% and 33% respectively. The South American EBITDA margin was impacted by the lower than average margin in Colombia Movil of 21%. Excluding Colombia, the EBITDA margin in South America would have been 48%. For Africa, the EBITDA margin was 37%, and for Asia it was 41%.

 COMMENTS ON FINANCIAL STATEMENTS

•     The acquisition of Colombia Movil has impacted most areas of the financial statements, with particularly major impacts on the subscriber numbers, depreciation, PPE, intangible assets (including goodwill) and external debt.

•     The depreciation charge in 2007 is substantially higher than in 2006 due to higher capital expenditures and the impact of Colombia.

•     The increase in property, plant and equipment (PPE) from December 31, 2006 is primarily a result of the higher capex levels to greatly improve the quality and coverage of the networks.

•     Paktel was classified as an asset held for sale in the fourth quarter of 2006 and its assets have been segregated and shown on separate lines on the December 31, 2006 balance sheet. Paktel was sold to China Mobile Communications Corporation in the first quarter of 2007.

•     Paktel, Pakcom, Vietnam and Peru have all been classified as discontinued operations in the financial statements. Accordingly, the current and prior year results have been amended to show these operations within a single line on the profit and loss statement.

OTHER INFORMATION

The amounts in the consolidated statements of profit and loss for the quarters ended March 31, 2007 and 2006, the consolidated balance sheets as at March 31, 2007 and December 31, 2006, the condensed consolidated statements of cash flows for the quarters ended March 31, 2007 and 2006 and the condensed consolidated changes in equity for the quarters ended March 31, 2007 and 2006 are prepared in accordance with International Financial Reporting Standards (IFRS).

This report is unaudited.

Millicom’s financial results for the second quarter of 2007 will be published on July 26, 2007.

Luxembourg, April 24, 2007.

Marc Beuls, President & Chief Executive Officer
David Sach, Chief Financial Officer

Millicom International Cellular S.A
15 rue Léon Laval
L-3372 Leudelange
Luxembourg
Tel : +352 27 759 101
Registration number: R.C.S. Luxembourg B 40.630

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in Asia, Latin America and Africa. It currently has mobile operations and licenses in 16 countries. The Group’s mobile operations have a combined population under license of approximately 280 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls          Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

David Sach           Telephone: +352 27 759 327
Chief Financial Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best        Telephone: +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 14.00 UK / 15.00 CET / 09.00 EDT, on Tuesday, April 24, 2007. The dial-in numbers are: +44 (0)20 7138 0817, +46 (0)8 5352 6456 or +1 718 354 1359 and participants should quote Millicom International Cellular. A live audio stream of the conference call can also be accessed at www.millicom.com. Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7806 1970 / +46 (0)8 5876 9441 or +1 718 354 1112, access code: 7564663#.

APPENDICES

•	Consolidated statements of profit and loss for the quarters ended March 31, 2007 and 2006

•	Consolidated balance sheets as at March 31, 2007 and December 31, 2006

•	Condensed consolidated statements of cash flows for the quarters ended March 31, 2007 and 2006

•	Condensed consolidated statements of changes in equity for the quarters ended March 31, 2007 and 2006

•	Quarterly analysis by cluster

•	Total subscribers and market position by country

Millicom International Cellular S.A.
Consolidated statements of profit and loss
for the three months ended March 31, 2007 and 2006

	Quarter ended	Quarter ended
	Mar 31, 2007	Mar 31, 2006
	(Unaudited)	(Unaudited)
	US$’000	US$’000

Revenues	562,701	302,916

Operating expenses

Cost of sales (excluding depreciation and amortization)	(150,678)	(83,523)

Sales and marketing	(92,878)	(42,777)

General and administrative expenses	(71,068)	(34,177)

Other operating income	-	496

EBITDA	248,077	142,935

Corporate costs	(10,234)	(9,251)

Stock compensation	(4,619)	(754)

Loss on disposal of assets, net	(128)	(1,021)

Gain from sale of subsidiaries and joint ventures, net	-	989

Depreciation and amortization	(78,162)	(41,995)

Operating profit	154,934	90,903

Interest expense	(39,139)	(28,311)

Interest and other financial income	12,385	6,573

Other non-operating, net	544	7,537

Profit from associated companies	652	262

Profit before taxes from continuing operations	129,376	76,964

Taxes	(47,733)	(25,542)

Profit before discontinued operations and minority interest	81,643	51,422

Gain on sale from discontinued operations	258,346	-

Result from discontinued operations	(2,147)	(16,650)

Minority interest	7,358	(1,365)

Net Profit for the period	345,200	33,407

Basic earnings per common share (US$)	3.43	0.33

Weighted average number of shares outstanding in the period (in thousands)	100,749	100,004

Profit for the period used to determine diluted earnings per common share	349,311	33,407

Diluted earnings per common share (US$)	3.24	0.33

Weighted average number of shares and potential dilutive shares outstanding in the period (in thousands)	107,734	100,611

Millicom International Cellular S.A.
Consolidated balance sheets
as at March 31, 2007 and December 31, 2006

	Mar 31	Dec 31,
	2007	2006
	(Unaudited)

	US$’000	US$’000
Assets

Non-current assets

Intangible assets, net	476,559	482,775

Property, plant and equipment, net	1,389,652	1,267,159

Investment in associates	7,435	6,838

Financial assets:

Pledged deposits	5,481	4,512

Other financial assets	19,879	21,713

Deferred taxation	6,114	3,706

Total non-current assets	1,905,120	1,786,703
Current assets

Financial assets:

Pledged deposits	15,411	45,402

Inventories	50,081	54,245

Trade receivables, net	185,643	185,455

Amounts due from joint ventures and joint venture partners	33,850	37,346

Amounts due from other related parties	1,071	1,221

Prepayments and accrued income	76,099	58,429

Current tax assets	9,111	4,916

Other current assets	86,534	83,512

Cash and cash equivalents	992,911	656,692

Total current assets	1,450,711	1,127,218

Assets held for sale	-	407,073

Total assets	3,355,831	3,320,994

Millicom International Cellular S.A.
Consolidated balance sheets
as at March 31, 2007 and December 31, 2006

	Mar 31, 2007	Dec 31 2006
	(Unaudited)
	US$’000	US$’000
Equity and liabilities
Equity
Share capital and premium (represented by 100,854,715 shares as of March 31, 2007)	380,255	372,526

Other reserves	4,245	2,966

Accumulated profits / (losses) brought forward	129,382	(39,565)

Net Profit for the period / year	345,200	168,947

	859,082	504,874

Minority Interest	71,046	77,514

Total equity	930,128	582,388

Liabilities
Non-current liabilities

Debt and other financing:

10% Senior Notes	538,960	538,673

4% Convertible Notes - Debt component	173,280	171,169

Other debt and financing	639,094	649,153

Other non-current liabilities	52,506	49,353

Deferred taxation	37,102	34,368

Total non-current liabilities	1,440,942	1,442,716
Current liabilities

Other debt and financing	155,398	134,661

Capex payables	285,046	276,850

Other trade payables	163,515	151,454

Amounts due to joint ventures and joint venture partners	28,273	32,017

Amounts due to related parties	4,532	5,184

Accrued interest and other expenses	138,285	113,316

Current tax liabilities	101,437	89,077

Other current liabilities	108,275	99,292

Total current liabilities	984,761	901,851

Liabilities directly associated with assets held for sale	-	394,039
Total liabilities	2,425,703	2,738,606

Total equity and liabilities	3,355,831	3,320,994

Millicom International Cellular S.A.
Condensed consolidated statements of cash flows
for the three months ended March 31, 2007 and 2006

	Mar 31, 2007	Mar 31, 2006
	(Unaudited)	(Unaudited)
	US$’000	US$’000

EBITDA	248,077	142,935

Movements in working capital	28,188	15,930

Cash generated from continuing operations	276,265	158,865

Corporate costs	(14,847)	(9,290)

Net interest paid	(14,758)	(9,853)

Taxes paid	(22,285)	(7,356)

Net cash provided by operating activities	224,375	132,366

Cash flow used by investing activities	(141,206)	(190,485)

Cash flow provided by financing activities	(4,853)	18,997

Cash from continuing operations	78,316	(39,122)

Cash flow used by operating activities related to discontinued operations	(21,658)	(14,927)

Cash flow from investing activities related to discontinued operations	279,010	(16,771)

Cash effect of exchange rate changes	551	340

Net increase in cash and cash equivalents	336,219	(70,480)

Cash and cash equivalents, beginning	656,692	596,567

Cash and cash equivalents, ending	992,911	526,087

Millicom International Cellular S.A.
Condensed consolidated statements of changes in equity
for the three months ended March 31, 2007 and March 31, 2006

	Mar 31, 2007	Mar 31, 2006
	(Unaudited)	(Unaudited)
	US$’000	US$’000

Equity as at January 1	582,388	333,784

Profit for the period	345,200	33,407

Stock compensation	4,619	754

Shares issued via the exercise of stock options	1,993	6,431

Share issued via payment of bonuses	1,000	-

Movement in currency translation reserve	1,396	(1,372)

Minority interest	(6,468)	(10,790)

Equity as at March 31	930,128	362,214

Millicom International Cellular S.A.
Quarterly analysis by cluster
(Unaudited)

						Increase
	Q1 07	Q4 06	Q3 06	Q2 06	Q1 06	Q1 06 to Q1 07
Total mobile subs(1)

Central America	5,917,914	5,164,167	4,247,941	3,647,697	3,166,682	87%
South America	4,519,945	4,329,973	1,966,614	1,715,347	1,521,356	197%
Africa	3,809,185	3,425,680	3,215,415	2,689,513	2,271,157	68%
Asia	2,268,434	2,025,625	1,836,150	1,707,344	1,532,874	48%
Total	16,515,478	14,945,445	11,266,120	9,759,901	8,492,069	94%

Attributable mobile subs(1)

Central America	4,179,295	3,645,886	2,985,925	2,567,464	2,229,018	87%
South America	4,519,945	4,329,973	1,966,614	1,715,347	1,521,356	197%
Africa	3,659,047	3,286,083	3,092,132	2,571,130	2,156,391	70%
Asia	1,775,377	1,578,626	1,425,027	1,328,349	1,181,278	50%
Total	14,133,664	12,840,568	9,469,698	8,182,290	7,088,043	99%

Revenues (US$’000) (1)

Central America	249,475	250,866	207,258	181,420	156,567	59%
South America	167,409	162,344	62,308	51,576	44,810	274%
Africa	103,219	92,405	80,291	72,719	66,690	55%
Asia(1)	42,598	38,166	38,214	35,617	34,849	22%
Total Revenues	562,701	543,781	388,071	341,332	302,916	86%

Discontinued operations (incl. Pakistan)	6,130	12,124	14,432	20,299	19,285

EBITDA (US$’000) (1)

Central America	136,326	131,431	110,874	94,110	79,015	73%
South America	55,793	48,856	28,393	22,278	18,491	203%
Africa	38,537	32,831	31,095	28,944	29,702	30%
Asia(1)	17,421	16,073	15,150	14,178	15,727	11%
Total EBITDA	248,077	229,191	185,512	159,510	142,935	74%

Discontinued operations (incl. Pakistan)	422	(3,610)	(5,697)	(2,884)	(733)

(1) Excludes discontinued operations.

Millicom International Cellular S.A.
Total subscribers and market position by country
(Unaudited)

Country and Equity Holding	Country Population (millions) (i)	MIC Market Position(ii)	Total Subscribers(iii)
			Q1 07	Q1 06	y-o-y Growth
Central America
El Salvador (100.0%)	7	1 of 5	1,580,279	833,726	90%
Guatemala(55.0%)	13	1 of 3	2,509,204	1,371,531	83%
Honduras(66.7%)	7	1 of 2	1,828,431	961,425	90%
			5,917,914	3,166,682	87%
South America
Bolivia(100.0%)	9	2 of 3	895,535	723,187	24%
Colombia(50.0% + 1 share)	44	3 of 4	2,198,855	-	-
Paraguay(100.0%)	6	1 of 4	1,425,555	798,169	79%
			4,519,945	1,521,356	197%
Africa
Chad(87.5%)	10	2 of 2	223,119	141,670	57%
DRC (iii)(100.0%)	63	4 of 4	193,618	56,963	240%
Ghana(100.0%)	23	2 of 4	1,304,820	610,803	114%
Mauritius(50.0%)	1	2 of 3	300,274	229,531	31%
Senegal(100.0%)	12	2 of 2	923,555	694,693	33%
Sierra Leone(100.0%)	6	4 of 5	62,343	27,651	125%
Tanzania (100.0%)	37	3 of 4	801,456	509,846	57%
			3,809,185	2,271,157	68%
Asia
Cambodia(58.4%)	14	1 of 4	1,185,944	845,692	40%
Laos(74.1%)	6	3 of 5	91,869	79,136	16%
Sri Lanka(100.0%)	20	2 of 4	990,621	608,046	63%
			2,268,434	1,532,874	48%

Total Subscribers			16,515,478	8,492,069	94%

(i)	Source: CIA The World Fact Book
(ii)	Source: Millicom. Market share derived from active subscribers based on interconnect
(iii)	Millicom has adjusted the subscriber numbers to eliminate those subscribers that are unlikely to generate revenues in the next 60 days